EXHIBIT 12

FIRSTENERGY CORP.
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31
	2012	2011
	(Dollars in millions)
EARNINGS AS DEFINED IN REGULATION S-K:
Income before extraordinary items	$306	$47
Interest and other charges, before reduction for amounts capitalized and deferred	246	231
Provision for income taxes	222	111
Interest element of rentals charged to income (1)	36	36
Earnings as defined	$810	$425
FIXED CHARGES AS DEFINED IN REGULATION S-K:
Interest before reduction for amounts capitalized and deferred	$246	$231
Interest element of rentals charged to income (1)	36	36
Fixed charges as defined	$282	$267
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES	2.87	1.59

(1)	Includes the interest element of rentals where determinable plus 1/3 of rental expense where no readily defined interest element can be determined.